Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information, please see Kinross’ 2012 first quarter Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross reports 2012 first quarter results
Adjusted net earnings4, 5 increase 16%
Board approves Dvoinoye feasibility study

Toronto, Ontario – May 8, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2012.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page seven of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Financial and operating highlights:

●	Production1: 604,247 gold equivalent ounces, a 6% decrease over Q1 2011.

●	Revenue: $1,036.6 million, an 11% increase over Q1 2011.

●	Production cost of sales2: $742 per gold equivalent ounce, compared with $545 in Q1 2011.

●	Attributable margin3: $902 per ounce sold, a 15% increase over Q1 2011.

●	Adjusted operating cash flow4: $339.7 million, a 14% decrease over Q1 2011. Adjusted operating cash flow per share was $0.30, compared with $0.35 in Q1 2011.

●	Adjusted net earnings4, 5: $203.1 million, a 16% increase over Q1 2011. Adjusted net earnings per share were $0.18, compared with $0.15 in Q1 2011.

●	Reported net earnings5: $105.7 million, or $0.09 per share, compared with $250.1 million, or $0.22 per share, for Q1 2011.

●
   Outlook: The Company expects to be within its 2012 forecast guidance for production (2.6–2.8 million attributable gold equivalent ounces) and production cost of sales ($670–715 per gold equivalent ounce).

Growth projects:

●	Kinross continues to advance its capital and project optimization process, with Tasiast and Dvoinoye as key development priorities.

●
Mining activity at Tasiast has accelerated, and infrastructure development for an expanded operation is proceeding on schedule. Work towards identifying an optimum processing approach for the next phase of the expansion project remains on plan. Exploration activity has transitioned fully to step-out and district drilling.

●
The Dvoinoye feasibility study was completed on schedule and the Board has approved full construction funding. The mine is expected to produce approximately 1,000 tonnes of ore per day to be shipped to the Kupol mill, which will be upgraded to process approximately 4,500 tonnes per day. Gold equivalent production from Dvoinoye ore for the first three full years is expected to average approximately 215,000–250,000 ounces, providing total expected production from Kupol of approximately 650,000–700,000 ounces. The project is on schedule to deliver first ore to the Kupol mill in the second half of 2013.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.
2 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost of sales per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced to reflect a 90% ownership interest in Chirano sales. Production cost of sales is equivalent to total cost of sales (per the financial statements), less depreciation, depletion, amortization, and impairment charges.
3 “Attributable margin per ounce sold” is a non-GAAP measure and defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 Reconciliation of non-GAAP measures is located on page nine of this news release.
5 “Net earnings” figures in this release represent “net earnings attributed to common shareholders.”

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to first quarter 2012 results:

“Our operations continue to generate robust revenue, cash flow and earnings. While production was lower and costs were higher than Q4 2011, based on our annual plan, production for each of the remaining quarters of 2012 is expected to exceed Q1. We expect to be within our previously-stated full-year guidance for production and costs.

“Kinross remains in a strong operating and financial position. We are committed to maintaining our financial strength and liquidity as we advance our growth projects in the framework of our capital and project optimization process.

“At Tasiast, mining activity has accelerated, infrastructure construction and permitting remain on plan, and we are making progress towards selecting an optimum processing approach for a further expansion.  Our exploration focus has shifted from infill drilling to step-out and district targets along the 75-kilometre land position. The Board has approved the Dvoinoye feasibility study and full construction funding, and the project is proceeding on schedule to begin shipping high-grade ore to increase Kupol production in the second half of 2013. We continue negotiations with the Ecuadorean government on an improved economic package to develop FDN, and are exploring opportunities to improve project economics at FDN as part of our optimization process.”

Financial results

Summary of financial and operating results

		Three months ended
		March 31,
	(dollars in millions, except per share and per ounce amounts)	2012	2011(d)
	Total gold equivalent ounces(a) - produced(c)	611,838	700,479
	Total gold equivalent ounces(a) - sold(c)	629,505	718,577

	Attributable gold equivalent ounces(a) - produced(c)	604,247	642,857
	Attributable(a) gold equivalent ounces - sold(c)	621,680	660,788
			-
	Metal sales	$1,036.6	$937.0
	Production cost of sales	$466.4	$381.6
	Depreciation, depletion and amortization	$146.7	$153.1
	Operating earnings	$313.2	$330.9
	Net earnings attributed to common shareholders	$105.7	$250.1
	Basic earnings per share	$0.09	$0.22
	Diluted earnings per share	$0.09	$0.22
	Adjusted net earnings attributed to common shareholders(b)	$203.1	$175.3
	Adjusted net earnings per share(b)	$0.18	$0.15
	Net cash flow provided from operating activities	$381.7	$335.1
	Adjusted operating cash flow(b)	$339.7	$396.7
	Adjusted operating cash flow per share(b)	$0.30	$0.35
	Average realized gold price per ounce	$1,644	$1,327
	Consolidated production cost of sales per equivalent ounce(c) sold(b)	$741	$531
	Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$742	$545
	Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$657	$472

(a)	Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Adjusted net earnings attributed to common shareholders", "Adjusted net earnings per share", "Adjusted operating cash flow", "Adjusted operating cash flow per share", "Consolidated production cost of sales per equivalent ounce sold", "Attributable production cost of sales per equivalent ounce sold", and "Attributable production cost of sales per ounce sold on a by-product basis" are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in page nine of this news release.

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratios for the first quarter were: 2012 - 51.82:1, 2011 - 43.51:1.

(d)	Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 2 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross produced 604,247 attributable gold equivalent ounces in the first quarter of 2012, a 6% decrease over the first quarter of 2011, mainly due to a scheduled decline in grade at Kupol, a scheduled increase in processing lower-grade stockpile ore at La Coipa, and below plan production at Tasiast. Based on the full-year mining plan for 2012, Kinross expects an increase in production during the second half in the North America, South America and West Africa regions.

Production cost of sales per gold equivalent ounce2 was $742 compared with $545 for the first quarter of 2011, mainly due to increased processing of lower grade ore, as well as higher power, labour and contractor costs. Production cost of sales per gold ounce on a by-product basis was $657 in the first quarter of 2012, compared with $472 in Q1 2011, based on Q1 2012 attributable gold sales of 570,486 ounces and attributable silver sales of 2,652,808 ounces.

Revenue from metal sales was $1,036.6 million in the first quarter of 2012, compared with $937.0 million during the same period in 2011, an increase of 11%, due to a higher average realized gold price. The average realized gold price was $1,644 per ounce in Q1 2012, compared with $1,327 per ounce for Q1 2011.

Kinross’ margin per gold equivalent ounce sold3 was $902 for the first quarter of 2012, an increase of 15% compared with Q1 2011, due primarily to a higher realized gold price.

Adjusted operating cash flow4 was $339.7 million for the quarter, or $0.30 per share, compared with $396.7 million, or $0.35 per share, for Q1 2011. Cash and cash equivalents were $1,486.9 million as at March 31, 2012 compared with $1,766.0 million as at December 31, 2011.

Adjusted net earnings4, 5 were $203.1 million, or $0.18 per share, for Q1 2012, compared with $175.3 million, or $0.15 per share, for Q1 2011.

Reported net earnings5 were $105.7 million, or $0.09 per share, for Q1 2012, compared with reported net earnings of $250.1 million, or $0.22 per share, for Q1 2011. Reported net earnings were affected by a re-measurement of deferred tax liabilities, a $110.3 million non-cash item, as a result of an increase in the Ghanaian corporate income tax rate from 25% to 35%.

Capital expenditures were $534.0 million for Q1 2012, compared with $255.9 million for the same period last year, an increase due mainly to project-related expenditures at Tasiast, Paracatu and Dvoinoye.

Operating results

Mine-by-mine summaries for first quarter 2012 operating results may be found on pages 12 and 16 of this news release. Highlights include the following:

●
North America: Production for the region remains on target for the year, despite a slight decrease year-over-year and compared with the previous quarter. The decrease from Q4 2011 was a result of lower mill feed grades at Fort Knox and slightly lower gold release from the heap leach, reflecting winter conditions. Round Mountain and Kettle River performed at the same level as Q4 2011. Regional production is scheduled to be higher in the second half of the year, as a result of accelerated heap processing and improved mill processing grades at Fort Knox. Regional production costs were higher compared with the same period last year due to lower grades at Fort Knox and Kettle River. In addition, Fort Knox experienced higher energy costs.

●
Russia: Production at Kupol was lower year-over-year, mainly due to the reduced gold and silver head grades of the mine as operations moved out of the depleted high grade areas. The planned decrease in production in Q1 2012 compared with Q4 2011 was a result of slightly lower mill throughput. However, all performance metrics remain strong and Russia is expected to be within both regional production and cost guidance.

●	West Africa: Lower-than-expected production at Tasiast during the first quarter of the year was somewhat offset by strong results at Chirano, resulting in lower year-over-year regional production. The decrease at Tasiast was mainly due to a high proportion of near-surface fine material and felsite (a clay-like material) being placed on the dump leach, which affected the leaching metallurgy. The issue is being resolved and

p. 3 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Tasiast production is expected to improve primarily in the second half. Regional production costs were higher than in Q4 2011, mainly due to the leach issues experienced at Tasiast in the first quarter. Full-year production and cost guidance for the region remain unchanged.

●
South America: First quarter results were lower year-over-year mainly due to lower grades, and a less favourable gold equivalent ratio for silver production at La Coipa. Production at Paracatu increased marginally year-over-year, because of higher mill throughput, but the mine experienced lower grades and recoveries resulting in higher unit costs. Production at Paracatu is expected to increase in the second half of the year as the mine sequence enters higher grade areas and the fourth ball mill is brought on line. La Coipa production is also expected to improve in the second half of the year, as the operation shifts from processing mostly stockpile material to processing ore from the Can Can and Ladera Farellon pits. Maricunga’s production increased year-over-year, primarily as a result of improved metallurgical release from the heap leach. Regional production costs were higher compared with the same period last year, mainly as a result of declining grades, as well as less favourable currency hedges in Brazil. Full-year production and cost guidance for the region remain unchanged.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page seven of this news release.

The Company continues to advance work on its major growth projects within the framework of the capital and project optimization process described in the Q4 2011 news release.

Tasiast

The mine fleet at Tasiast has expanded to 41 haul trucks, and mining activity has accelerated. Mine production is forecast to increase to approximately 90 million tonnes in 2012, compared with 50 million tonnes in 2011. Stripping of the West Branch ore body is proceeding as planned in preparation for the next phase of the expansion project.

Work continues on building basic infrastructure for the next expansion phase. Expansion of the existing camp (3,000 beds) is now complete. Phase 1 of the permanent camp (702 beds) is nearing completion, and Phase 2 (2,800 beds) is underway. Construction of the new airstrip and upgrade to the main access road is proceeding on schedule, as is engineering work on the warehouse, truck shop, clinic and training facilities. Construction of the interim water pipeline is forecast for completion by mid-2012. Work also continues on the new tailings starter cell and West Branch dump leach pads. Discussions continue with the government and other industrial power users regarding the possible development of a natural gas power plant with the potential to provide power support to an expanded operation.

The Company continues to explore processing options for an expanded operation, and remains on schedule to make a preliminary selection of an optimum processing approach to be disclosed in August with the second quarter results.

The Phase 2 project EIA was submitted in early April. The Phase 2 EIA includes all proposed mining and processing activities that will occur within the mine site boundary. The EIA covers a range of potential project components and processing options that are being considered in the optimization process. The Company expects approval of the Phase 2 EIA in the second half of 2012, supporting the project development timeline. Phase 3 permitting for the project includes a sea water supply system. Development of the Phase 3 EIA is progressing and is expected to support the development timeline.

Exploration drilling transitioned fully to step-out and district drilling in the first quarter. Eight core and nine reverse circulation (RC) rigs were in operation throughout the quarter, drilling a total of 777 holes for 93,105 metres. Near the mine, approximately 30,000 metres were drilled, focusing on targets south of West Branch in the footwall of the Piment lodes, and testing for extensions of ore shoots below the Prolongation pit. Outside of the eight-kilometre mine corridor, 40 core holes and 645 reverse circulation holes were completed at various district targets for a total of approximately 60,000 metres. The majority of this work was directed at the C67 and C69 targets. Assay sample processing continues to be a bottleneck due to the rate of drilling and has resulted in a sample

p. 4 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

backlog, which is being dealt with on a priority basis.

Dvoinoye

The Dvoinoye feasibility study was completed during the first quarter as planned, and the Board has approved full construction funding. The study confirms the financial viability of the mine, which is expected to produce at a targeted rate of approximately 1,000 tonnes of ore per day. The ore will be shipped by truck to the Kupol mill facility, which will be upgraded to process approximately 4,500 tonnes per day, or 500 tonnes per day more than previously envisaged in the scoping study. Total life of mine gold production is expected to be approximately 1.1 million ounces, and total life of mine silver production is expected to be approximately 1.14 million ounces. The Dvoinoye reserve will be mined entirely using underground mechanised mining equipment, similar to that in operation at Kupol, with approximately 2.1 million tonnes of ore expected to be mined over the mine life.

Annual gold equivalent production from Dvoinoye ore is expected to average 215,000–250,000 ounces for the first three full years of production, during which time total annual production from the Kupol mine is expected to average 435,000–470,000 gold equivalent ounces, providing the region with average aggregate expected production of approximately 650,000–700,000 gold equivalent ounces per year from 2014 to 2016. The average Dvoinoye gold grade is expected to be approximately 17 g/t and the silver grade is expected to be approximately 21 g/t, with average gold and silver recoveries of 94% and 80%, respectively, over the life of mine. The project is expected to have a mine life of seven years, and remains on schedule to deliver first ore to the upgraded Kupol mill in the second half of 2013.

Capital expenditures for the project are estimated to be approximately $370 million, including approximately $175 million for infrastructure construction and upgrades to the Kupol mill. Capital expenditures and commitments as of the end of the first quarter are $206 million, or 56% of total forecast expenditures.

The Dvoinoye feasibility study envisions mining costs of approximately $80 per tonne, processing costs of approximately $50 per tonne, and trucking costs of approximately $35 per tonne. Total life of mine production cost of sales per gold equivalent ounce is expected to be approximately $575–$600, based on an oil price of $90 per barrel, gold royalties of 6%, silver royalties of 6.5%, and a corporate income tax rate of 20%. Going forward, Dvoinoye and Kupol results will be reported as a combined operation.

As of the end of the first quarter, surface infrastructure construction was approximately 16% complete, and underground development was approximately 23% complete. Underground development was ahead of plan in the quarter, with approximately 1,000 metres completed. Total underground development is now approximately 2,730 metres since development began in 2011. Surface construction activities have commenced as the winter season comes to an end and will peak this summer season. The permanent camp, key equipment and supplies for the 2012 construction program have all been delivered to site. Earthworks and roads for site facilities, including the permanent camp, are largely complete. Expansion of the temporary camp is near completion and will satisfy accommodation requirements during the construction period. Construction of the all-season road between Dvoinoye and Kupol has progressed well, with 32 kilometres of the total 84 kilometres now completed. All necessary permits for the current scope of underground development and construction activities are in place.

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at FDN are continuing, with the objective of reaching balanced agreements on exploitation and investment protection for the project.

Lobo-Marte

Drilling commenced at Lobo-Marte in January with four holes for 1,780 metres completed by quarter-end. Drilling was focused primarily on the Valy prospect, following up on positive drill results returned from Q2 2011 drill programs.

p. 5 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other projects

Construction of the Paracatu fourth ball mill continues to advance on schedule and the project remains on target to be operational in the third quarter of 2012.

Pre-commissioning of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant has commenced, and the project remains on target for completion in the first half of 2012.

The Company continues to review opportunities to optimize its assets in the Maricunga district, including potential development of the Pompeya gold and silver discovery at La Coipa. At Pompeya, 51 holes were drilled during the first quarter for a total of 18,500 metres. All work was completed on the Compañia Minera La Coipa Joint Venture property (75% Kinross-owned), where drilling continued to delineate the zone of oxide mineralization at Pompeya.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page seven of this news release.

As previously announced on January 16, 2012, Kinross expects to produce approximately 2.6–2.8 million gold equivalent ounces in 2012. Production cost of sales per gold equivalent ounce is expected to be in the range of $670–715 for 2012.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 9, 2012 at 8 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross will hold its Annual Meeting of Shareholders on Wednesday, May 9, 2012, at 10 a.m. EDT at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting of Shareholders will be available at www.kinross.com.

This release should be read in conjunction with Kinross’ first quarter 2012 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited first quarter 2012 financial statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “timeline”, “envision”, ‘‘estimates’’, ‘‘forecasts”, “goal”, “guidance”, “objective”, “potential”, “prospects”, “seek”, “strategy”, “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion (including, but not limited to, optimization initiatives leading to changes in processing approach) of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectation, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (16) impairment potential and (17) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government

p. 7 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce.6
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. Mark Sedore, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 8 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended
	March 31
	2012	2011(1)

Net earnings attributed to common shareholders - as reported	$105.7	$250.1

Adjusting items:
Foreign exchange gains	(7.0)	(14.8)
Non-hedge derivatives gains - net of tax	(10.1)	(41.0)
Gains on acquisition/disposition of assets and investments - net of tax	-	(30.8)
FX loss on translation of tax basis and FX on deferred income taxes within income tax expense	2.9	9.2
Change in deferred tax due to a change in Ghanaian corporate income tax rate	110.3	-
Taxes in respect of prior years	1.3	-
Inventory fair value adjustment - net of tax	-	2.6
	97.4	(74.8)
Net earnings attributed to common shareholders - Adjusted	$203.1	$175.3
Weighted average number of common shares outstanding - Basic	1,138.1	1,134.0
Net earnings per share - Adjusted	$0.18	$0.15

(1)	Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 9 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended
	March 31
	2012	2011(1)

Net cash flow provided from operating activities - as reported	$381.7	$335.1

Adjusting items:
Close out and early settlement of derivative instruments	(28.4)	-
Working capital changes:
Accounts receivable and other assets	33.2	39.9
Inventories	(1.7)	15.1
Accounts payable and other liabilities, including taxes	(45.1)	6.6
	(42.0)	61.6
Adjusted operating cash flow	$339.7	$396.7
Weighted average number of common shares outstanding - Basic	1,138.1	1,134.0
Adjusted operating cash flow per share	$0.30	$0.35

(1)	Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales Per Equivalent Ounce Sold

(in US$ millions)	Three months ended
	March 31
	2012	2011(2)

Production cost of sales	$466.4	$381.6
Less: portion attributable to Kupol non-controlling interest(1)	-	(16.9)
Less: portion attributable to Chirano non-controlling interest	(5.4)	(4.9)
Attributable production cost of sales	$461.0	$359.8

Gold equivalent ounces sold	629,505	718,577
Less: portion attributable to Kupol non-controlling interest(1)	-	(50,834)
Less: portion attributable to Chirano non-controlling interest	(7,825)	(6,955)
Attributable gold equivalent ounces sold	621,680	660,788
Production cost of sales per gold equivalent ounce sold	$741	$531
Attributable production cost of sales per gold equivalent ounce sold	$742	$545

(1)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(2)	Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 10 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended
	March 31
	2012	2011 (3)

Production cost of sales(1)	$466.4	$381.6
Less: portion attributable to Kupol non-controlling interest(2)	-	(16.9)
Less: portion attributable to Chirano non-controlling interest	(5.4)	(4.9)
Less: attributable silver sales	(86.2)	(82.2)
Attributable production cost of sales net of silver by-product revenue	$374.8	$277.6

Gold ounces sold	578,286	634,791
Less: portion attributable to Kupol non-controlling interest(2)	-	(39,950)
Less: portion attributable to Chirano non-controlling interest	(7,800)	(6,927)
Attributable gold ounces sold	570,486	587,914
Attributable production cost of sales per ounce sold on a by-product basis	$657	$472

(1)	"Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(3)	Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 11 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of Operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	61,716	65,047	60,365	64,666	$52.0	$40.6	$861	$628
Round Mountain	44,758	42,121	43,551	41,555	37.3	32.9	856	792
Kettle River - Buckhorn	42,618	45,852	39,321	47,629	18.9	17.9	481	375
North America Total	149,092	153,020	143,237	153,850	108.2	91.4	755	594

Kupol (100%)	126,970	205,675	126,735	203,338	61.2	65.5	483	322
Russia Total	126,970	205,675	126,735	203,338	61.2	65.5	483	322

Paracatu	104,618	100,427	110,527	107,957	105.4	74.5	954	690
Crixás	15,889	14,813	17,153	13,619	13.8	10.1	805	741
La Coipa	37,740	54,446	43,712	62,931	44.5	37.5	1,018	596
Maricunga	63,989	58,740	69,063	55,843	43.7	26.9	633	482
South America Total	222,236	228,426	240,455	240,350	207.4	149.0	863	620

Tasiast(3)	37,634	51,321	40,827	51,493	35.9	26.6	879	517
Chirano (100%)	75,906	62,037	78,251	69,546	53.7	49.1	686	706
West Africa Total	113,540	113,358	119,078	121,039	89.6	75.7	752	625

Operations Total	611,838	700,479	629,505	718,577	$466.4	381.6	$741	531
Less Kupol non-controlling interest (25%)(2)	-	(51,418)	-	(50,834)	-	(16.9)
Less Chirano non-controlling interest (10%)	(7,591)	(6,204)	(7,825)	(6,955)	(5.4)	(4.9)
Attributable	604,247	642,857	621,680	660,788	$461.0	$359.8	$742	$545

(1) "Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)  On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(3) Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 12 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	March 31,	December 31,
	2012	2011

Assets
Current assets
Cash and cash equivalents	$1,486.9	$1,766.0
Restricted cash	63.0	62.1
Short-term investments	0.1	1.3
Accounts receivable and other assets	342.7	309.4
Inventories	968.4	976.2
Unrealized fair value of derivative assets	21.8	2.8
	2,882.9	3,117.8
Non-current assets
Property, plant and equipment	9,343.1	8,959.4
Goodwill	3,420.3	3,420.3
Long-term investments	76.4	79.4
Investments in associates	506.8	502.5
Unrealized fair value of derivative assets	10.1	1.1
Deferred charges and other long-term assets	445.6	406.4
Deferred tax assets	20.0	21.9
	$16,705.2	$16,508.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$590.6	$575.3
Current tax payable	108.4	82.9
Current portion of long-term debt	469.4	32.7
Current portion of provisions	37.3	38.1
Current portion of unrealized fair value of derivative liabilities	27.1	66.7
	1,232.8	795.7
Non-current liabilities
Long-term debt	1,148.4	1,600.4
Provisions	602.2	597.1
Unrealized fair value of derivative liabilities	7.1	32.7
Other long-term liabilities	141.1	133.1
Deferred tax liabilities	994.2	879.1
	4,125.8	4,038.1
Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,676.1	$14,656.6
Contributed surplus	73.3	81.4
Accumulated deficit	(2,235.3)	(2,249.9)
Accumulated other comprehensive loss	(6.2)	(97.7)
	12,507.9	12,390.4
Non-controlling interest	71.5	80.3
	12,579.4	12,470.7
Commitments and contingencies
	$16,705.2	$16,508.8
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,138,913,714	1,137,732,344

p. 13 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(Unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended
	March 31,
	2012	2011(a)

Revenue
Metal sales	$1,036.6	$937.0

Cost of sales
Production cost of sales	466.4	381.6
Depreciation, depletion and amortization	146.7	153.1
Total cost of sales	613.1	534.7
Gross profit	423.5	402.3
Other operating costs	11.5	4.2
Exploration and business development	59.1	23.9
General and administrative	39.7	43.3
Operating earnings	313.2	330.9
Other income - net	12.0	88.4
Equity in losses of associates	(1.2)	(0.2)
Finance income	1.1	2.3
Finance expense	(9.9)	(16.4)
Earnings before taxes	315.2	405.0
Income tax expense - net	(218.3)	(113.9)
Net earnings	$96.9	$291.1

Attributed to non-controlling interest	$(8.8)	$41.0
Attributed to common shareholders	$105.7	$250.1

Earnings per share attributable to common shareholders
Basic	$0.09	$0.22
Diluted	$0.09	$0.22

Weighted average number of common shares outstanding (millions)
Basic	1,138.1	1,134.0
Diluted	1,143.6	1,139.4

(a) Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 14 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(Unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,
	2012	2011(a)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$96.9	$291.1
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	146.7	153.1
Gains on acquisition/disposition of assets and investments - net	-	(30.8)
Equity in losses of associates	1.2	0.2
Non-hedge derivative gains - net	(10.1)	(41.0)
Settlement of derivative instruments	28.4	-
Share-based compensation expense	9.5	8.2
Accretion expense	13.8	12.8
Deferred tax expense	97.4	6.0
Foreign exchange gains and other	(15.7)	(2.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(33.2)	(39.9)
Inventories	1.7	(15.1)
Accounts payable and accrued liabilities, excluding interest and taxes	110.2	64.0
Cash flow provided from operating activities	446.8	405.7
Income taxes paid	(65.1)	(70.6)
Net cash flow provided from operating activities	381.7	335.1

Investing:
Additions to property, plant and equipment	(534.0)	(255.9)
Net proceeds from the sale of long-term investments and other assets	0.2	101.1
Additions to long-term investments and other assets	(12.7)	(11.7)
Net proceeds from the sale of property, plant and equipment	-	0.2
Disposal of short-term investments	1.1	-
Increase in restricted cash	(0.9)	-
Interest received	1.0	1.4
Other	(0.3)	(0.3)
Cash flow used in investing activities	(545.6)	(165.2)
Financing:
Issuance of common shares on exercise of options and warrants	1.9	8.9
Proceeds from issuance of debt	127.4	93.0
Repayment of debt	(152.1)	(105.2)
Interest paid	(3.2)	(4.6)
Dividends paid to common shareholders	(91.1)	(56.8)
Settlement of derivative instruments	-	(10.3)
Other	(0.7)	(5.7)
Cash flow used in financing activities	(117.8)	(80.7)
Effect of exchange rate changes on cash and cash equivalents	2.6	5.0
Increase (decrease) in cash and cash equivalents	(279.1)	94.2
Cash and cash equivalents, beginning of period	1,766.0	1,466.6
Cash and cash equivalents, end of period	1,486.9	1,560.8

(a) Certain prior period figures have been recast as a result of finalizing the Red Back purchase price allocation in the second quarter of 2011.

p. 15 Kinross reports 2012 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production (12)	Gold Eq Sales (12)	Production costs of sales(13)	Production cost of sales(13)/oz	Cap Ex	DD&A
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q1 2012	100	4,156	0.46	84%	61,716	60,365	$ 52.0	$ 861.0	$ 24.8	$ 9.1
		Q4 2011	100	8,197	0.51	79%	70,759	69,973	52.3	747	28.4	10.0
	Fort Knox(3)	Q3 2011	100	9,415	0.49	77%	76,261	75,611	53.8	712	26.8	15.4
		Q2 2011	100	10,000	0.59	79%	77,727	77,269	52.4	678	26.2	17.2
		Q1 2011	100	3,466	0.66	77%	65,047	64,666	40.6	628	22.1	15.0
		Q1 2012	50	6,314	0.91	78%	44,758	43,551	37.3	856	13.6	7.8
North		Q4 2011	50	7,376	0.96	83%	43,584	44,231	26.4	597	22.2	6.1
America	Round Mountain	Q3 2011	50	8,186	0.95	88%	54,588	52,658	35.2	668	9.6	8.8
	(4)	Q2 2011	50	8,338	0.99	80%	47,151	46,941	34.7	739	7.9	7.2
		Q1 2011	50	7,130	0.91	71%	42,121	41,555	32.9	792	8.5	6.6
		Q1 2012	100	112	12.81	90%	42,618	39,321	18.9	481	0.5	18.9
		Q4 2011	100	123	12.24	89%	42,003	43,089	19.2	446	3.0	21.6
		Q3 2011	100	110	13.06	91%	41,200	42,109	19.5	463	3.9	17.5
	Kettle River	Q2 2011	100	104	14.77	89%	46,237	45,442	18.3	403	3.4	20.0
		Q1 2011	100	106	15.29	88%	45,852	47,629	17.9	375	3.1	21.8
		Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
	Kupol - 100%(6)	Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	184,066	199,773	69.1	346	16.1	37.0
Russia		Q1 2011	75	305	16.56	95%	205,675	203,338	65.5	322	5.8	39.5
		Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
	Kupol (6) (7)(8)	Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	169,470	186,805	65.0	348	15.2	35.4
		Q1 2011	75	305	16.56	95%	154,257	152,504	48.6	319	4.4	32.4
		Q1 2012	100	12,910	0.35	72%	104,618	110,527	105.4	954	74.6	14.6
		Q4 2011	100	11,578	0.42	74%	117,977	112,048	82.6	737	131.6	15.1
	Paracatu	Q3 2011	100	13,202	0.43	74%	135,099	133,827	89.7	670	105.9	16.9
		Q2 2011	100	10,014	0.41	76%	99,893	95,773	77.1	805	65.2	14.3
		Q1 2011	100	9,738	0.41	78%	100,427	107,957	74.5	690	36.7	14.4
		Q1 2012	50	282	3.82	91%	15,889	17,153	13.8	805	3.8	4.0
		Q4 2011	50	302	4.58	93%	20,781	17,379	11.3	650	7.1	3.6
South	Crixás	Q3 2011	50	300	3.49	92%	15,551	16,594	15.3	922	5.4	3.7
America		Q2 2011	50	312	3.35	93%	15,438	16,165	13.6	841	6.9	3.6
		Q1 2011	50	256	3.85	93%	14,813	13,619	10.1	741	2.9	2.4
		Q1 2012	100	1,467	0.56	78%	37,740	43,712	44.5	1,018	15.3	4.5
		Q4 2011	100	1,060	0.58	85%	34,435	35,629	35.4	994	23.2	3.3
	La Coipa (5)	Q3 2011	100	1,011	0.70	76%	38,539	35,566	32.1	903	17.4	6.6
		Q2 2011	100	1,131	0.72	81%	50,867	56,906	40.5	712	15.3	8.1
		Q1 2011	100	1,076	0.83	75%	54,446	62,931	37.5	596	8.7	10.5
		Q1 2012	100	4,014	0.66	nm	63,989	69,063	43.7	633	35.6	6.3
		Q4 2011	100	3,960	0.76	nm	54,281	52,987	22.2	419	34.0	4.8
	Maricunga	Q3 2011	100	3,284	0.80	nm	53,123	58,591	30.2	515	29.9	5.5
		Q2 2011	100	4,023	0.86	nm	70,105	63,407	26.2	413	44.3	7.1
		Q1 2011	100	3,991	0.85	nm	58,740	55,843	26.9	482	41.1	1.8
		Q1 2012	100	1,597	1.71	89%	37,634	40,827	35.9	879	260.0	13.8
		Q4 2011	100	4,581	2.33	88%	54,874	50,800	37.2	732	204.6	14.8
	Tasiast(10)(11)	Q3 2011	100	2,679	2.05	87%	47,175	48,455	40.8	842	88.3	18.4
		Q2 2011	100	1,990	1.60	91%	47,249	46,213	33.6	727	92.1	14.5
West		Q1 2011	100	2,204	2.10	88%	51,321	51,493	26.6	517	84.2	15.8
Africa		Q1 2012	90	854	2.97	93%	75,906	78,251	53.7	686	22.5	41.8
		Q4 2011	90	917	2.70	93%	73,539	67,876	45.3	667	28.6	28.4
	Chirano - 100% (10)	Q3 2011	90	949	2.45	91%	68,372	68,697	50.5	735	19.5	23.6
		Q2 2011	90	858	2.28	91%	57,898	56,558	37.1	656	29.0	19.3
		Q1 2011	90	848	2.42	91%	62,037	69,546	49.1	706	17.2	24.1
		Q1 2012	90	854	2.97	93%	68,315	70,426	48.3	686	20.3	37.6
		Q4 2011	90	917	2.70	93%	66,185	61,086	40.8	667	25.7	25.6
	Chirano (9)(10)	Q3 2011	90	949	2.45	91%	61,535	61,828	45.5	735	17.6	21.2
		Q2 2011	90	858	2.28	91%	52,108	50,902	33.4	656	26.1	17.4
		Q1 2011	90	848	2.42	91%	55,833	62,591	44.2	706	15.5	21.7

(1)	Ore processed is to 100%, production and costs are to Kinross' account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)
Includes 915,000 tonnes placed on the heap leach pad during the first quarter of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.36 grams per tonne for the first quarter of 2012.

(4)
Includes 5,504,000 tonnes placed on the heap leach pad during the first quarter of 2012. Grade represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne for the first quarter of 2012.

(5)	La Coipa silver grade and recovery were as follows: Q1 (2012) 38.78 g/t, 51%; Q4 (2011) 56.82 g/t, 54%; Q3 (2011) 65.00 g/t, 43%; Q2 (2011) 58.85 g/t, 55%; Q1 (2011) 75.64 g/t, 53%
(6)	The Kupol segment excludes Dvoinoye capital expenditures.
(7)	Kupol silver grade and recovery were as follows: Q1 (2012) 171.8 g/t, 85%; Q4 (2011) 170.52 g/t,85%; Q3 (2011) 159.03 g/t, 82%; Q2 (2011) 215.21 g/t, 84%; Q1 (2011) 237.90 g/t, 84%
(8)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(9)	Includes Kinross' share of Chirano at 90%.
(10)	Certain Q1 2011 results have been recast as a result of finalizing the Red Back purchase price allocation.
(11)
Includes 1,002,000 tonnes placed on the heap leach pad during the first quarter of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.60 grams per tonne for the first quarter of 2012.

(12)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2012: 51.82:1, Q4 2011: 52.64:1, Q3 2011: 43.87:1, Q2 2011: 39.67:1, Q1 2011: 43.51:1.

(13)	"Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

p. 16 Kinross reports 2012 first quarter results	www.kinross.com